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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

           Under the Securities Exchange Act of l934
                       (Amendment No. 2)*

                    GERBER SCIENTIFIC, INC.
                    -----------------------
                        (Name of Issuer)

                 Common Stock, $1.00 Par Value
                 -----------------------------
                     (Title of Securities)

                           373730100
                           ---------
                         (CUSIP Number)

          Sonia K. Gerber, David J. Gerber, Melisa T. Gerber
                      c/o Gerber Scientific, Inc.
             83 Gerber Road West, South Windsor, CT 06074
                             (860)644-1551
         -----------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive
                      Notices and Communications)

                           December 31, 1997
        ------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.   Name of Reporting Persons S.S. or I.R.S. Identification No.

     Estate of H. Joseph Gerber
     Sonia K. Gerber
     David J. Gerber
     Melisa T. Gerber

2.   Check the Appropriate Box if a Member of a Group*

                                   (a) /    /
                                   (b) /   /

3.   SEC Use Only


4.   Source of Funds*   Not Applicable


5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)    /  /


6.   Citizenship or Place of Organization:

     Estate of H. Joseph Gerber - Connecticut
     Sonia K. Gerber - USA
     David J. Gerber - USA
     Melisa T. Gerber - USA

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power
     Estate of H. Joseph Gerber                105,220
     Sonia K. Gerber                         1,098,475
     David J. Gerber                           103,271
     Melisa T. Gerber                           98,272


8.   Shared Voting Power
     Estate of H. Joseph Gerber                      0
     Sonia K. Gerber                         1,336,740
     David J. Gerber                         1,336,740
     Melisa T. Gerber                        1,336,740

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9.   Sole Dispositive Power
     Estate of H. Joseph Gerber                105,220
     Sonia K. Gerber                         1,098,475
     David J. Gerber                           103,266
     Melisa T. Gerber                           98,272

10.  Shared Dispositive Power
     Estate of H. Joseph Gerber                      0
     Sonia K. Gerber                         1,336,740
     David J. Gerber                         1,336,740
     Melisa T. Gerber                        1,336,740

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Estate of H. Joseph Gerber                105,220
     Sonia K. Gerber                         2,435,215
     David J. Gerber                         1,440,006
     Melisa T. Gerber                        1,435,012

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* Not Applicable

13.  Percent of Class Represented by Amount in Row (11)

     Estate of H. Joseph Gerber                .46     %
     Sonia K. Gerber                         10.73     %
     David J. Gerber                          6.34     %
     Melisa T. Gerber                         6.32     %

14.  Type of Reporting Person:   OO, IN, IN, IN

Item 1.  Security and Issuer

     This statement relates to Common Stock, Par Value $1.00 of
          Gerber Scientific, Inc.
          83 Gerber Road West
          South Windsor, Connecticut 06074

Item 2.  Identity and Background

     The following information is furnished with respect to the Estate of H. Joseph Gerber, Sonia K. Gerber, David J. Gerber, and Melisa T. Gerber, the persons filing this statement. All of the individual reporting persons are citizens of the United States:

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      (1)   Estate of H. Joseph Gerber, which has no residence address but whose business address is c/o Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, Connecticut 06074, is not employed, has had no material occupation, positions, offices or employment during the last five (5) years, and has not, during the last five (5) years been convicted in any criminal proceeding. The Estate has not, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The co-executors of the Estate are Sonia K. Gerber, David J. Gerber, and Melisa T. Gerber.

      (2) Sonia K. Gerber's address is c/o David J. Gerber at Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, CT 06074. Mrs. Gerber is not employed, and has not, during the last five (5) years, been convicted in any criminal proceeding nor has she, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (3) David J. Gerber's business address is c/o Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, Connecticut 06074. Mr. Gerber is the Director of New Business Development and Technology Strategy and a Director of Gerber Scientific, Inc. Mr. Gerber has not, during the last five (5) years, been convicted in any criminal proceeding nor has he, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (4) Melisa T. Gerber's address is c/o David J. Gerber at Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, CT 06074. Ms. Gerber is a sculptor and a student. Ms. Gerber has not, during the last five (5) years been convicted in any criminal proceeding nor has she, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration:
              Not Applicable

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Item 4.   Purpose of Transaction

      The purpose of the acquisition by the Reporting Persons, aside from the Estate, was to administer the Estate of H. Joseph Gerber. The purpose of this Amendment No. 2 is to reflect the distribution of 2,226,520 shares of the issuer pursuant to the terms of the will of H. Joseph Gerber. The estate continues to own immediately exercisable options to acquire an aggregate of 105,220 shares of Gerber Scientific, Inc. Common Stock. Unless otherwise sooner disposed of by the Estate, these options (or the shares issued upon the exercise thereof) ultimately will be distributed pursuant to the terms of the will of H. Joseph Gerber.

Item 5.  Interest in Securities of the Issuer

      Following the distribution pursuant to the terms of the will  of
H. Joseph Gerber, referred to in Item 4 above, the Estate of H. Joseph Gerber beneficially owns an aggregate of 105,220 shares, which represent immediately exercisable options (approximately .46% of the Issuer's outstanding Common Stock).

      Sonia K. Gerber beneficially owns an aggregate of 2,435,215 shares, including 105,220 shares beneficially owned as co-executor of the Estate of H. Joseph Gerber; 83,160 shares as co-trustee under two trusts for the benefit of Melisa T. Gerber; 83,160 shares as co-trustee under two trusts for the benefit of David J. Gerber; and 1,065,200 shares as co-trustee and beneficial owner of the trust for the benefit of Sonia K. Gerber. These shares aggregate approximately 10.73% of the Issuer's outstanding shares.

      David J. Gerber beneficially owns an aggregate of 1,440,006 shares, including 105,220 shares owned as co-executor of the Estate of
H. Joseph Gerber; options to purchase 3,000 shares which are exercisable within 60 days; 30,746 shares which are held in a trust established under the terms of the will of Bertha Gerber (under the terms of such trust, Sonia K. Gerber is the sole trustee but as the trustee she is obligated to follow the direction of the beneficiary, David J. Gerber, with respect to all matters relating to such shares including voting and the retention or sale of such securities); 83,160 shares as co-trustee under two trusts for the benefit of Melisa T. Gerber; 1,065,200 shares as co-trustee under a trust for the benefit of Sonia K. Gerber; and 83,160 shares as co-trustee and beneficial owner of two trusts for the benefit of David J. Gerber. These shares aggregate approximately 6.34% of the Issuer's outstanding shares.

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      Melisa  T. Gerber beneficially owns 1,435,012 shares,  including
105,220 shares owned by the Estate of H. Joseph Gerber; 30,747 shares which are held in a trust established under the terms of the will of Bertha Gerber (under the terms of such trust, Sonia K. Gerber is the sole trustee but as the trustee she is obligated to follow the direction of the beneficiary, Melisa T. Gerber, with respect to all matters relating to such shares including voting and the retention or sale of such securities); 83,160 shares as co-trustee under two trusts for the benefit of David J. Gerber; 1,065,200 shares as co-trustee under a trust for the benefit of Sonia K. Gerber; and 83,160 shares as co-trustee and beneficial owner of two trusts for the benefit of Melisa T. Gerber. These shares aggregate approximately 6.32% of the Issuer's outstanding shares.

      Sonia K. Gerber has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of an aggregate of 1,098,475 shares.

      David J. Gerber has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 103,266 shares, which includes 30,746 shares held in a trust established under the will of Bertha Gerber.

      Melisa T. Gerber has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 98,272 shares, which includes 30,747 shares held in a trust established under the will of Bertha Gerber.

      As  co-executors  of the Estate of H. Joseph  Gerber,  Sonia  K.
Gerber, David J. Gerber, and Melisa T. Gerber have shared power to vote or direct the vote and shared power to dispose or direct the disposition (subject to the terms of the will of H. Joseph Gerber) of the 105,220 shares beneficially owned by the Estate of H. Joseph Gerber.

      As co-trustees of five separate trusts for the benefit of the three of them, Sonia K. Gerber, David J. Gerber, and Melisa T. Gerber have shared power to vote or direct the vote and shared power to dispose or direct the disposition, subject to the terms of each of the trusts, of an aggregate of 1,231,520 shares beneficially owned by these five trusts.

      The following transactions in the Issuer's common stock were effected by the reporting persons during the past sixty days:

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      On December 31, 1997, the Estate of H. Joseph Gerber distributed
2,226,520 shares of the Issuer's Common Stock pursuant to the terms of the will of H. Joseph Gerber, as follows: 83,160 of such shares were distributed to and acquired by two trusts for the benefit of Melisa T. Gerber; 83,160 of such shares were distributed to and acquired by two trusts for the benefit of David J. Gerber; 1,065,200 of such shares were distributed to and acquired by the H. Joseph Gerber Marital Trust fbo Sonia K. Gerber; and 995,000 of such shares were distributed to and acquired by Sonia K. Gerber. Sonia K. Gerber, David J. Gerber, and Melisa T. Gerber are the co-trustees of each of the foregoing five trusts.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 4 and 5 above.

Item 7.  Material to be Filed as Exhibits.

      The agreement of the parties pursuant to Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934 is included under the heading "Signatures" below.


Signatures

      After reasonable inquiry and to the best knowledge of and on behalf of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.


Date:  December 31, 1997      /s/ Sonia K. Gerber
                              --------------------------------
                              Estate of H. Joseph Gerber
                              By Sonia K. Gerber,
                              Co-Executor


                              /s/ David J. Gerber
                              ---------------------------------
                              Estate of H. Joseph Gerber
                              By David J. Gerber,
                              Co-Executor

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                              /s/ Melisa T. Gerber
                              ---------------------------------
                              Estate of H. Joseph Gerber
                              By Melisa T. Gerber
                              Co-Executor


                              /s/ Sonia K. Gerber
                              ---------------------------------
                              Sonia K. Gerber
                              Individually, and as Co-Executor


                              /s/ David J. Gerber
                              ---------------------------------
                              David J. Gerber
                              Individually, and as Co-Executor


                              /s/ Melisa T. Gerber
                              ---------------------------------
                              Melisa T. Gerber
                              Individually, and as Co-Executor